                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                           D & E COMMUNICATIONS, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.16 PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                   232860106
                                 (CUSIP Number)

                                CHARLES J. WEISS
                                   SECRETARY
                           CITIZENS UTILITIES COMPANY
                                3 HIGH RIDGE PARK
                          STAMFORD, CONNECTICUT 06905
                                 (203) 614-4612
                   (Name, Address and Telephone No. of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 7, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled our for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)



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                                                          Page 2 of 19 Pages
CUSIP No. 232860106

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

           CITIZENS UTILITIES COMPANY                     06-0619596

2.       Check the Appropriate Box If A Member Of A Group*       (a)      [ ]
                                                                 (b)      [X]
3.       SEC Use Only

4.       Source of Funds*

           WC

5.       Check Box If Disclosure Of Legal Proceedings
         Is Required Pursuant to Items 2(d) or 2(e).              [  ]

6.       Citizenship Or Place Of Organization

           DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       Sole Voting Power

                    1,300,000

         8.       Shared Voting Power

                    0

         9.       Sole Dispositive Power

                    1,300,000

         10.      Shared Dispositive Power

                    0

11.      Aggregate Amount Beneficially Owned By Each
         Reporting Person

                1,300,000

12.      Check Box If The Aggregate Amount In Row (11)
         Excludes Certain Shares*                                 [  ]

13.      Percent Of Class Represented By Amount In Row (11)

                 17.4%

14.      Type Of Reporting Person*

           CO


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                                                           Page 3 of 19 Pages



Item 2.  Identity and Background

( a ), ( b ), ( c ) and ( f )

Name of Reporting Person:  Citizens Utilities Company

State of Incorporation:           Delaware
Principal Business:               Citizens   Utilities   Company,   directly  or
                                  through its subsidiaries, principally provides communications, gas, electric and water/waste-water services to customers in 20 states throughout the United States.

Address of Principal Business:    3 High Ridge Park, Stamford, CT 06905
Address of Principal Office:      3 High Ridge Park, Stamford, CT 06905

The reporting persons' wholly owned subsidiary Southwestern Investments, Inc. (a Nevada Corporation ) ( " Southwestern" ) entered into an Agreement with D & E Communications, Inc. ("D & E" or "Issuer") on November 3, 1997 providing for the acquisition of up to 1,300,000 to be issued shares of D & E Common Stock ("Common Stock") at a formula derived price per share. The Agreement is filed as Exhibit A to the Reporting Person's Schedule 13 D.

The Principal business of Southwestern is to hold investments including an investment in the Issuer. The address and the principal office of Southwestern is 300 Delaware Ave., Suite 563, Wilmington, DE 19801

The names, business addresses and principal occupations of the executive officers and directors of the Reporting Person and Southwestern, all of whom are United States citizens, are set forth in Schedule I hereto and are incorporated herein by reference.

(d ) - ( e ) During the last five years, neither the Reporting Person, Southwestern nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person or Southwestern have been convicted in a criminal proceeding ( excluding traffic violations or similar misdemeanors ) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source  and amount of funds or other consideration

On January 7, 1998 Southwestern purchased 1,300,000 shares of Common Stock of Issuer in a private transaction pursuant to an Agreement with D & E dated November 3, 1997, a copy of which is filed as Exhibit A hereto. Southwestern used $ 27,015,300 of its working capital to acquire such shares at a price of $20.781 per share. There has been no prior acquisition of Common Stock of Issuer by Reporting Person or any of its subsidiaries. To the best knowledge of Reporting Person, none of the persons listed in Schedule I hereto has acquired any Common Stock.


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                                                           Page 4 of 19 Pages


Item 4.  Purpose of  Transaction

The transaction is for investment purposes. There are no current plans or proposals that relate to or will result in any of the events or occurrences set forth in ( a ) - (j) of this Item 4.


Item 5.  Interest in Securities of Issuer

( a) As a result of the purchase made on January 7, 1998 described in item 3 above, the Reporting Person has sole ownership of 1,300,000 shares of Common Stock of Issuer. The Reporting Person owns 17.4% of all Common Stock presently reported to be outstanding.

( b )-( e) Not Applicable, except to the best knowledge of the Reporting Person, none of the persons listed in Schedule I hereto beneficially owns any Common Stock or has effected any transaction in Common Stock in the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Agreement attached hereto as Exhibit A, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer, between Issuer and Reporting Person. To the best knowledge of Reporting Person, there are no such contracts, arrangements, understandings or relationships with respect to securities of the Issuer between Issuer or any other Person and any of the Persons listed on Schedule I hereto.


Item 7.  Material to be filed as Exhibits

Exhibit A         Stock Acquisition Agreement between D & E Communications and
                  Southwestern Investments dated November 3, 1997.



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                                                           Page 5 of 19 Pages

                                                                    EXHIBIT A
                       STOCK ACQUISITION AGREEMENT


                  This Stock Acquisition Agreement (the "Agreement") is entered into as of November 3, 1997, by and between D & E Communications, Inc., a Penn-sylvania corporation (the "Company"), and Southwestern Investments, Inc., a Nevada corporation and a wholly-owned subsidiary of Citizens Utilities Company (the "Purchaser").

                  WHEREAS, the Company desires to sell and the Purchaser desires to purchase up to 1,300,000 shares of the Company's common stock, par value $0.16 per share (the "Common Stock"), for the consideration and on the terms set forth herein;

                  NOW THEREFORE, in consideration of the representations, warranties, covenants and conditions set forth in this Agreement, the parties to this Agreement, intending to be legally bound hereby, mutually covenant and agree as follows:


         1.        Transaction.

                   1.1. Sale and Issuance. At the Closing (as hereafter defined), the Purchaser shall purchase from the Company and the Company shall issue and sell to the Purchaser 1,300,000 shares of Common Stock in consideration of the Purchase Price (as hereafter defined) per share, in cash; provided, that if the Purchase Price is less than $25.00 per share then the Company may elect in its discretion to reduce the number of shares of Common Stock it will sell and the Purchaser will purchase, but to not less than 1,000,000 shares. The "Purchase Price" shall be a per share price equal to the sum of (i) the average of the closing prices of the Common Stock on the NASDAQ National Market System on each of the thirty (30) trading days ending on the day prior to the Closing (the "Average Price") plus (ii) 10% of the Average Price; provided, that if the Purchase Price as so determined is less than $20.00 per share then the Purchase Price shall be equal to $20.00 per share and if the Purchase Price as so determined is greater than $25.00 per share then the Purchase Price shall be equal to $25.00 per share. The Company and the Purchaser shall jointly determine and confirm with each other in writing the Purchase Price after the close of regular hours trading on the NASDAQ National Market on the day prior to the Closing and the Company shall then advise the Purchaser in writing of the number of shares of Common Stock that it intends to sell to the Purchaser at the Closing. The amount equal to the number of shares to be sold by the Company at the Closing multiplied by the Purchase Price shall be the "Aggregate Purchase Price."

                   1.2. Payment and Delivery. The Purchaser shall deliver the Aggregate Purchase Price to the Company at the Closing by wire transfer of immediately available funds pursuant to written instructions to be provided by the Company at least two days prior to the Closing. Upon evidence of receipt of such funds, the Company shall promptly deliver to the Purchaser a stock certificate representing the number of shares of Common Stock purchased by Purchaser.

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                                                           Page 6 of 19 Pages


                   1.3. Closing. The consummation of the transfer and delivery of the Common Stock to the Purchaser and the receipt of the Aggregate Purchase Price by the Company will constitute the "Closing." Unless otherwise mutually agreed to by the parties, the purchase and sale provided for in this Agreement shall take place at the offices of the Company at 130 East Main Street, Ephrata, Pennsylvania, at 10:00 a.m. (local time) on the later of (i) December 1, 1997, or (ii) the date that is two business days following the termination of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976. Failure to consummate the purchase and sale provided for in this Agreement on the date, time and at the place determined pursuant to this Section
1.3 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.


         2. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser as follows:

                   2.1.   Organization.   The  Company  is  a  corporation  duly
organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has all requisite corporate power and authority to own and lease its properties, to carry on its business as presently conducted and to perform the transaction contemplated hereby.

                   2.2.  Authorization.  All corporate action on the part of the
Company and its Board of Directors and shareholders necessary for the authorization, execution, delivery and performance of the obligations of the Company under this Agreement, including the authorization, issuance and sale of the Common Stock to the Purchaser, has been taken. This Agreement constitutes the valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms.

                   2.3. Validity. The Common Stock, when issued, sold and delivered in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and nonassessable.

                   2.4. Capitalization. The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value of $0.16 per share, and 20,000,000 shares of Preferred Stock, without par value. As of October 24, 1997, there were 6,121,956 shares of Common Stock issued and outstanding. As of the date hereof, other than this Agreement, there are no options, warrants, calls or other commitments outstanding that obligate the Company to issue or sell any shares of capital stock, other than pursuant to the Company's Dividend Reinvestment Plan and Employee Stock Purchase Plan, and except that the Company is obligated to issue certain warrants to purchase Common Stock to Boles Knop & Company in consideration of their arranging certain equity and/or debt financing for the Company.

                   2.5. No Conflict. The execution, delivery and performance of this Agreement will not result in a violation of or default under, or result in the imposition of any lien pursuant to, (i) the Company's Articles of Incorporation or By-laws as in effect prior to the transaction contemplated hereby, or (ii) any material mortgage, indenture, agreement, instrument or contract to which the Company is a party.

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                                                           Page 7 of 19 Pages


                   2.6. Accuracy of Public Information. All documents filed by the Company with the Securities and Exchange Commission were true and correct in all material respects as of the date thereof and, as of the date thereof, did not omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading.

                   2.7. No Material Adverse Change. Since December 31, 1996, there has not been any material adverse change in the business, properties, financial condition or results of operation of the Company and its consolidated subsidiaries, taken as a whole.


         3. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Company as follows:

                   3.1. Organization and Standing. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to perform the transaction contemplated hereby. The Purchaser was not organized for the purpose of purchasing the Common Stock.

                   3.2. Authorization, Execution and Delivery. All corporate action on the part of the Purchaser and its Board of Directors and shareholders necessary for the authorization, execution, delivery and performance of the obligations of the Purchaser under this Agreement, has been taken. The Agreement constitutes a valid and legally binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

                   3.3. Enforceability. The execution, delivery and performance of this Agreement will not result in a violation of or default under, or result in the imposition of any lien pursuant to (i) the Purchaser's Certificate of Incorporation or By-laws as in effect immediately prior to the Closing, or (ii) any material mortgage, indenture, agreement, instrument or contract to which the Purchaser is a party.

                   3.4.     Securities Matters.

                            3.4.1.   The Purchaser understands that, upon is-
suance, the Common Stock will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or any applicable state securities laws in reliance on exemptions from the registration requirements therein, and that the Company's reliance on such exemptions is predicated on the Purchaser's representations set forth herein and otherwise in connection with the offer and sale of the Common Stock.

                            3.4.2.   The Common Stock is being acquired by the
Purchaser for investment for its own account, not as a nominee or agent, and not with a view to the sale or distribution of all or any part thereof, and the Purchaser has no present intention of selling, granting participation in or otherwise distributing the same in violation of applicable securities laws. The Purchaser represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to the Common Stock, in violation of applicable securities laws.

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                                                           Page 8 of 19 Pages


                            3.4.3.   The Purchaser (i) has been afforded, prior
to the execution of the Agreement, the opportunity to ask questions of, and to receive answers from, the Company's executive officers, and to obtain any additional information, to the extent the Company has such information or could have acquired it without unreasonable effort or expense, necessary to make an informed investment decision with respect to the purchase of the Common Stock,
(ii) has not relied upon any representation, warranty or statement, other than those expressly set forth in this Agreement and the public documents filed by the company with the Securities and Exchange Commission, (iii) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits, risks and suitability of its investment and can bear the economic risks of this investment, and (iv) acknowledges and understands that the Company has relied upon the representations made by the Purchaser in the Agreement and otherwise in connection with the offer and sale of the Common Stock, and (v) represents and warrants that Purchaser's representations herein are true, complete and accurate as of the date of this Agreement.

                            3.4.4.   The Purchaser understands that the Common
Stock may not be sold, transferred or otherwise disposed of without registration of such Common Stock under the Securities Act and any applicable state securities laws, or the availability of exemptions from the registration provisions thereunder, and that in the absence of an effective registration statement covering the Common Stock or available exemptions from registration, the Common Stock must be held indefinitely.

                            3.4.5.   The Purchaser is aware that the Common
Stock to be issued hereunder may not be sold pursuant to Rule 144 promulgated under the Securities Act unless all the conditions of that Rule are satisfied.

                   3.5. Conditions. The obligation of each party hereto to consummate the transactions contemplated hereby shall be subject to the following conditions: (i) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") shall have expired or been terminated, (ii) no action, suit or proceeding relating to the transaction contemplated hereby shall be pending or threatened, and (iii) the representations and warranties herein of the other party hereto shall be true and correct in all material respects as of the Closing Date. (The Company and the Purchaser agree to cooperate in the preparation of the required notifications under the HSR Act, to file such notifications as promptly as reasonably practicable, and to use their reasonable best efforts to obtain termination of the waiting period under the HSR Act.)

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                                                           Page 9 of 19 Pages


                   3.6. Transfer; Legends. The Common Stock acquired by the Purchaser pursuant to this Agreement may not be sold, transferred or otherwise disposed of except pursuant to an effective registration statement under the Securities Act and any applicable state securities laws or pursuant to an opinion of counsel satisfactory to the Company that such registration is not required. All certificates evidencing the Common Stock acquired by the Purchaser pursuant to this Agreement shall bear the following legend:

                  These securities have not been registered under the Securities Act of 1933, as amended, or any state securities laws (the "Acts") and may not be sold, offered for sale, transferred or otherwise disposed of except pursuant to an effective registration statement as to the securities under the Acts or pursuant to an opinion of counsel satisfactory to the Company that such registration is not required.

         4. Confidentiality. All information provided by the Company to the Purchaser in connection with this Agreement shall be subject to the existing Confidentiality Agreement between the parties hereto.


         5. Standstill Agreement. For a period of one year from the date of this Agreement, the Purchaser and its representatives shall not, directly or indirectly, nor shall the Purchaser cause any person or entity controlled by it to: (i) acquire, agree to acquire or make any offer or proposal to acquire, directly or indirectly, by purchase, tender or exchange offer or otherwise, any securities of the Company except by way of stock dividends or other distributions made on a pro rata basis to all shareholders of the Company; (ii) solicit proxies or consents or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of proxies or consents with respect to securities of the Company with regard to any matter; (iii) seek to advise, encourage or influence any person with respect to the voting of any securities of the Company, or induce, attempt to induce or in any manner assist any other person in initiating any stockholder proposal or a tender or exchange offer for securities of or any change of control of the Company, or for the purpose of convening a stockholders' meeting of the Company; (iv) make any public announcement or make any written or oral proposal or invitation to discuss any possibility, intention, plan or arrangement, relating to a tender or exchange offer for securities of the Company or a business combination (or other similar transaction which would result in a change of control), sale of assets, liquidation or other extraordinary corporate transaction between the Purchaser or any of its affiliates and the Company or take any action which might require the Purchaser to make a public announcement regarding any of the foregoing.

         6. Twenty Percent Ownership Limit. For accounting reasons, the Purchaser currently desires that aggregate number of shares of Common Stock beneficially owned by it be less than twenty percent (20%) of the aggregate number of shares of Common Stock outstanding without its consent. If the Company intends to repurchase shares of Common Stock and as a result of such repurchases the Purchaser would beneficially own twenty percent (20%) or more of the shares of Common Stock outstanding after such repurchases, then before effecting such repurchases the Company shall first offer in writing to purchase shares of Common Stock from the Purchaser at a price and on such other terms as the Company intends to repurchase shares of Common Stock from third parties, such that after all such repurchases from third parties, the aggregate number of shares of Common Stock beneficially owned by the Purchaser is less than twenty percent (20%) of the aggregate number of shares of Common Stock outstanding. If the Purchaser does not accept such offer of the Company to purchase within ten
(10) business days after it is received by the Purchaser, then the Company shall have the right to effect repurchases from third parties at the price and on such other terms as were offered to the Purchaser.

                                                          Page 10 of 19 Pages


         7. Right of First Refusal. If the Purchaser proposes to sell, transfer or otherwise convey (a "transfer") all or part of the Common Stock held by it, the Purchaser shall notify the Company in writing of its intention, including the number of shares to be sold, the identity of the proposed purchaser, the proposed purchase price and the other terms of the sale. The Company shall thereupon have the right to purchase all or part of the shares proposed in the notice to be sold at the price and on the same terms as set forth in said notice. If the Company decides to exercise its right of first refusal, it shall deliver a written notice to such effect to the Purchaser within ten (10) business days after receiving notice from the Purchaser. The Company shall consummate such purchase not later than thirty (30) days after giving its notice to the Purchaser. If the Company declines to exercise its right to purchase the shares of Common Stock proposed to be sold by the Purchaser, the Purchaser may, for a period of ninety (90) days, transfer such shares to the person, at the price and on the other terms set forth in its notice to the Company; provided, however, that it shall be a condition of the Purchaser's right to transfer such shares (other than a transfer in a registered public offering in which the transferee acquires beneficial ownership of less than 200,000 shares) that the purchaser thereof agree to be bound by Sections 5 and 7 of this Agreement. All certificates evidencing the Common Stock acquired by the Purchaser pursuant to this Agreement shall bear the following legend:

         The sale, transfer or other disposition of the shares of Common Stock represented by this certificate is subject to the terms and conditions of a Stock Acquisition Agreement dated as of October __, 1997, by and between ___________ and __________, a copy of which is on file at the Company's registered office.

         8. Registration Rights. The parties agree that they shall be bound by the registration rights provision attached hereto as Exhibit A.


         9. No Pre-Closing Acquisitions. The Company covenants and agrees that from the date of this Agreement through the Closing, it shall not purchase nor shall it permit any of its subsidiaries or employee benefit plans to purchase any shares of Common Stock, except that the Company's Dividend Reinvestment Plan and Employee Stock Purchase Plan may continue to purchase newly issued shares directly from the Company but not in the open market.


         10. Termination. If the Closing has not occurred by March 31, 1997, this Agreement shall terminate and be of no further force or effect, and neither party shall have any liability to the other except for any damages suffered by a party as a result of a breach of this Agreement by the other party.


         11.       Miscellaneous.

                   11.1. Governing Law. The Agreement shall be governed by and construed under the laws of the Commonwealth of Pennsylvania without regard to any jurisdiction's conflicts of laws provisions.

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                                                          Page 11 of 19 Pages


                   11.2. Entire Agreement. This Agreement constitutes the entire agreement of the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein. The terms of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties except to the extent assignability is limited herein.

                   11.3. Assignability. Neither party shall assign, or otherwise transfer any interest in this Agreement to any other person or entity without the prior written consent of the other party.

                   11.4. No Third-Party Beneficiaries. Nothing in the Agreement shall be construed to give any person other than the parties hereto any legal or equitable right, remedy or claim under this Agreement. The Agreement shall be for the sole and exclusive benefit of the parties hereto.

                   11.5. Counterparts; Facsimile. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same agreement. Delivery of executed signature pages by facsimile transmission will constitute effective and binding execution and delivery.

                   11.6. Titles and Subtitles. The titles and subtitles used in the Agreement are used for convenience only and are not to be considered in construing or interpreting the Agreement.

                   11.7. No Presumption. There will be no presumption against any party on the ground that such party was responsible for preparing this Agreement or any part of it.

                   11.8. Publicity. Except as otherwise required by law, neither the Company nor the Purchaser shall issue a press release or make any other public announcement regarding the transactions contemplated by this Agreement without the consent of the other, which consent shall not be unreasonably withheld.

         12. Notices. Any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon (i) personal delivery, (ii) facsimile transmission, with confirmed receipt, or (iii) delivery by overnight courier, charges prepaid at the following addresses:

                                                          Page 12 of 19 Pages



         If to the Company at:

                  D & E Communications, Inc.
                  130 East Main Street
                  Ephrata, PA  17522
                  Attention:  Chief Executive Officer
                  Telephone:  (717) 738-8430
                  Telecopy:   (717) 733-7461

         If to the Purchaser:

                  Southwestern Investments, Inc.
                  Administration Offices
                  High Ridge Park
                  Stamford, CT  06905
                  Attention:  Chief Executive Officer
                  Telephone:  (203) 614-4612
                  Telecopy:   (203) 614-4651

                           IN WITNESS  WHEREOF,  the parties  have  executed the
Agreement as of November 3, 1997.

                                      D & E COMMUNICATIONS, INC.


                                      By:/s/  G. William Ruhl

                                      Title:  Senior Vice President



                                      SOUTHWESTERN INVESTMENTS, INC.


                                      By: /s/ Robert J. DeSantis

                                      Title:  Vice President, Treasurer and
                                              Chief Financial Officer

                                                          Page 13 of 19 Pages


                                    EXHIBIT A

                               Registration Rights


         1. In connection with your (for purposes of this Exhibit A, the terms "you" and "your" shall refer to the Purchaser) purchase from D & E Communications, Inc. ("D & E") of up to 1,300,000 shares of the Common Stock of D & E (the "Registrable Securities"), D & E covenants and agrees to prepare and file with the Securities and Exchange Commission (the "Securities Commission") a registration statement covering all or such number of shares of the Registrable Securities which you may designate, at a time within the consecutive ten-year period commencing with the date hereof (the "Term") which, subject to the other provisions hereof, is mutually agreeable to both of us, but in no event earlier than 20 days or later than 60 days from the date of receipt by D & E of a written demand from you requesting that a registration statement with respect to all or a portion of the Registrable Securities (the "Offered Securities") be filed with the Securities Commission under the Securities Act of 1933, as amended (the "Securities Act"). D & E shall use its best efforts to cause such registration statement to become effective to permit the sale of the Offered Securities. You understand and agree that the Offered Securities may only be registered at such time as you are prepared to sell such shares and that any sale of the Offered Securities may only be effected through underwriters of recognized standing.

         2. D & E shall furnish you such numbers of copies of a printed prospectus, including a preliminary prospectus and any amendments or supplements thereto, in conformity with the requirements of the Securities Act, and such other documents as you may reasonably request in order to facilitate the sale of the Offered Securities. D & E shall also register or qualify the Offered Securities covered by such registration statement under such securities or blue sky laws of such jurisdictions as you shall reasonably request. D & E shall keep effective and maintain any such registration statement until you have sold or disposed of all of the Offered Securities, but in no event for a period beyond six months from the effective date of such registration statement, and from time to time during such six-month period D & E shall amend or supplement the prospectus used in connection therewith to the extent necessary in order to comply with Securities Act, it being understood that on notice to you, D & E shall have the right to suspend the sale of any offered Securities, with the further understanding that in the event D & E so suspends such sale during said six-month period, the period of such suspension shall be added onto the said six-month period at the end thereof.

         3. D & E may include other shares of D & E's Common Stock or other of D & E's securities in such registration statement filed pursuant to the aforementioned demand. D & E shall be required to file only three registration statements relating to the Registrable Securities.

         4. Nothing herein shall restrict D & E's ability to file any registration statement or prospectus or prospectus supplement in respect of the offering and sale of other shares of D & E's Common Stock or other of D & E's other securities at any time or from time to time or to otherwise offer or sell any other shares of D & E's Common Stock or other of D & E's other securities.

                                                          Page 14 of 19 Pages


         5. Notwithstanding the foregoing, D & E shall have no obligation to prepare and file such registration statement covering any of the Offered Securities, if (a) at the time of the receipt of the demand, a registration statement covering any of D & E's securities is (i) is expected to be filed by D & E within 60 days, (ii) is then in effect or (iii) became effective within the six-month period immediately preceding such demand, or it is prohibited from so doing pursuant to agreements with underwriters, or (b) promptly after receipt of such demand, D & E furnishes to you (i) an opinion of its counsel to the effect that such registration would require the disclosure of an event or information which the Company does not then desire to disclose, and (ii) a certificate signed by the President of the Company stating that in the reasonable, good faith judgment of the Board of Directors disclosure of such event or information would have a material adverse effect on the Company (the Company will advise you of the nature of such event or information upon receipt of a signed confidentiality agreement reasonably satisfactory to the Company); provided, that in such event, D & E's obligation to prepare and file a registration statement shall be deferred for not more than three (3) months.

         6. Additionally, if D & E at any time during the Term proposes to register any of its securities under the Securities Act for sale to the general public, on any form upon which the Offered Securities may be registered, D & E will at each such time during the Term give prompt notice to you of its intention. Upon your written request given within 30 days after D & E has given such notice, D & E will cause each of the Offered Securities which you have requested be registered under the Securities Act, to be included in such registration statement, all to the extent requisite to permit the sale by you of the Offered Securities so to be registered. If the securities to be so registered for sale by D & E are to be distributed by or through a firm of underwriters of recognized standing, then the Offered Securities to be registered shall be included in such underwriting on the same terms as other securities of the same class which are included in such underwriting, provided that if, in the written opinion of the managing underwriter or underwriters, the total amount of such securities to be so registered, when added to such Offered Securities, will exceed the maximum amount of D & E's securities which can be marketed without otherwise materially and adversely affecting the entire offering, then D & E shall exclude from such underwriting (a) first, all securities, other than the Offered Securities, being sold for the account of other than D & E, (b) next, the number of Offered Securities, as is necessary in the opinion of the managing underwriter to reduce the size of the offering, and
(c) last, the number of securities for the account of D & E which in the opinion of the managing underwriter can or should be excluded.

                                                          Page 15 of 19 Pages

         7. You agree that you are acquiring the Common Stock shares for investment only and without any intention on your part to sell or otherwise distribute any of such shares, that no transfer of said shares will be made without registration under the Securities Act or an opinion of Counsel for you that such transfer is pursuant to an exemption under the Securities Act and that the certificates representing said shares shall be endorsed with the following legend:

                  These securities have not been registered under the Securities Act of 1933, as amended, or any state securities laws (the "Acts") and may not be sold, offered for sale, transferred or otherwise disposed of except pursuant to an effective registration statement as to the securities under the Acts or pursuant to an opinion of counsel satisfactory to the Company that such registration is not required.

         8. The costs and expenses of the registration and qualification of Offered Securities under the Securities Act and state securities acts and of all other actions which D & E is required to take or effect pursuant to paragraph 1 of the Agreement, shall be paid by you (including, without limitation, all registration and filing fees, printing expenses, auditing costs and expenses, and the reasonable fees and disbursements of counsel for D & E and your counsel). With respect to such of the Registrable Securities which you desire to have registered pursuant to paragraph 6 of this Agreement, such fees, expenses and disbursements (other than your share of registration and filing fees and underwriters commissions based on the number of shares requested by you, and disbursements of your counsel and any extraordinary expenses, such as but not limited to, expense of securing approval of regulatory authorities, all of which shall be paid by you in full) shall be paid by D & E.

         9. You shall have the right to assign and transfer the registration rights set forth in paragraphs 1 and 6 hereof to one person (the "Assignee"), but only in connection with a single sale of all of the Registrable Securities (or such of such shares that you have not heretofore sold pursuant to registrations under said paragraphs) to a purchaser or purchasers who represent(s) to D & E that the purchaser or purchasers (is)(are) acquiring the shares for investment only and not with a view to the sale or other distribution thereof and an acknowledgment and agreement that (i) any sale or transfer of the acquired shares may only be effected pursuant to a registration under the Act or with an opinion of D & E's counsel that such transfer is being made pursuant to an exemption under the Act, (ii) that any sale or other transfer may only be made through underwriters of recognized standing, (iii) that the legend referenced in paragraph 7 shall remain on the certificates for the shares transferred by you to such person and (iv) that all of the restrictions and limitations set forth in paragraphs 1 through 8 of this agreement shall apply with full force and effect and be binding on the Assignee.

                                                          Page 16 of 19 Pages

                                   SCHEDULE I

         The names, addresses and principal occupations of each of the executive
officers  and  directors  of  Citizens   Utilities   Company  and   Southwestern
Investments, Inc. are listed below.


                           CITIZENS UTILITIES COMPANY

         NAME AND ADDRESSES                      PRINCIPAL OCCUPATION

         Directors

         Norman I. Botwinik
         Building #14
         60 Connolly Parkway                     (Retired)
         Hamden, CT  06514

         Aaron I. Fleischman                     Senior Partners
         FLEISCHMAN AND WALSH, LLP               FLEISCHMAN AND WALSH, LLP
         1400 Sixteenth Street, NW
         Washington, DC  20036

         Stanley Harfenist                       President and
         ADESSO, INC.                            Chief Executive Officer
         5110 West Goldleaf Circle               ADESSO, INC.
         Suite 90
         Los Angeles, CA  90056

         Andrew N. Heine                         Attorney, Andrew N. Heine, P.C.
         GORDON ALTMAN BUTWOSKY WEITZEN
          SHALOV & WEIN
         114 West 47th Street, 21st Fl.
         New York, NY  10036-1510

         John L. Schroeder                       Director, Dean Witter Funds,
         North Gate, 3A  -  Alger Court
         Bronxville, NY  10708

         Robert D. Siff                          Consultant
         3 Fogg Street
         Concord, NH  03301

         Edwin Tornberg                          President,
         EDWIN TORNBERG & CO., INC.              Edwin Tornberg & Co., Inc.
         8917 Cherbourg Drive
         Potomac, MD  20854

         Claire Tow                              Senior Vice President
         CENTURY COMMUNICATIONS CORP.            Century Communications Corp.
         50 Locust Avenue
         New Canaan, CT  06840

         Leonard Tow                             Chairman of  the Board, Chief
         CITIZENS UTILITIES COMPANY              Executive Officer and
         3 High Ridge Park                       Chief Financial Officer
         Stamford, CT  06905                     CITIZENS UTILITIES COMPANY

                                                          Page 17 of 19 Pages



         NAME AND ADDRESSES                      PRINCIPAL OCCUPATION

         Executive Officers

         Leonard Tow                             Chairman  of the Board and
         CITIZENS UTILITIES COMPANY              Chief Executive Officer
         3 High Ridge Park
         Stamford, CT  06905

         Daryl A. Ferguson                       President and Chief Operating
         CITIZENS UTILITIES COMPANY              Officer
         3 High Ridge Park
         Stamford, CT  06905

         Robert J. DeSantis                      Vice President, Treasurer and
         CITIZENS UTILITIES COMPANY              Chief Financial Officer
         3 High Ridge Park
         Stamford, CT  06905

         J. Michael Love                         Vice President, Public Services
         CITIZENS UTILITIES COMPANY
         3 High Ridge Park
         Stamford, CT  06905

         Livingston E. Ross                      Vice President and Controller
         CITIZENS UTILITIES COMPANY
         3 High Ridge Park
         Stamford, CT  06905

         O. Lee Jobe                             Vice President, Communications
         CITIZENS UTILITIES COMPANY
         3 High Ridge Park
         Stamford, CT  06905

         David B. Sharkey                        President and Chief Operating
         ELECTRIC LIGHTWAVE , INC.               Officer of ELECTRIC LIGHTWAVE,
         8100 NE Parkway Drive, Suite 150        INC.
         Vancouver, WA  98662-6461               (principal subsidiary of
                                                 Citizens Utilities Company)
         L. Russell Mitten                       Vice President and General
         CITIZENS UTILITIES COMPANY              Counsel of CITIZENS UTILITIES
         3 High Ridge Park                       COMPANY
         Stamford, CT  06905

         Donald P. Weinstein                     Vice President, Corporate
         CITIZENS UTILITIES COMPANY              Planning
         3 High Ridge Park                       CITIZENS UTILITIES COMPANY
         Stamford, CT  06905

                                                          Page 18 of 19 Pages


                         SOUTHWESTERN INVESTMENTS, INC.

         NAME AND ADDRESSES                      PRINCIPAL OCCUPATION

         Directors

         Robert J. DeSantis                      Vice President, Treasurer and
         CITIZENS UTILITIES COMPANY              Chief Financial Officer
         3 High Ridge Park
         Stamford, CT  06905

         Daryl A. Ferguson                       President and Chief Operating
         CITIZENS UTILITIES COMPANY              Officer
         3 High Ridge Park
         Stamford, CT  06905

         Peter C. Fulweiler                      Vice President
         PNC BANK  OF DELAWARE                   PNC Bank of Delaware
         222 Delaware Avenue
         Wilmington, DE 19899

         Leonard Tow                             Chairman of the Board and Chief
         CITIZENS UTILITIES COMPANY              Executive Officer
         3 High Ridge Park
         Stamford, CT  06905



         Executive Officers


         Daryl A. Ferguson                        President and Chief Operating
         CITIZENS UTILITIES COMPANY               Officer
         3 High Ridge Park
         Stamford, CT  06905

         Robert J. DeSantis                       Vice President, Treasurer and
         CITIZENS UTILITIES COMPANY               Chief Financial Officer
         3 High Ridge Park
         Stamford, CT  06905

         Edward O. Kipperman                      Vice President, Tax
         CITIZENS UTILITIES COMPANY
         3 High Ridge Park
         Stamford, CT  06905

         L. Russell Mitten                        Vice President and General
         CITIZENS UTILITIES COMPANY               Counsel
         3 High Ridge Park
         Stamford, CT  06905

         Livingston E. Ross                       Vice President and Controller
         CITIZENS UTILITIES COMPANY
         3 High Ridge Park
         Stamford, CT  06905

                                                           Page 19 of 19 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I cer-tify that the information set forth in this statement is true, complete and correct.


                                            CITIZENS UTILITIES COMPANY


Dated:  January 12, 1998                    By: /s/ Charles J. Weiss
                                                -----------------------
                                                Charles J. Weiss
                                                Secretary